

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Lisa Ricciardi
Chief Executive Officer
COGNITION THERAPEUTICS INC
2403 Sidney Street
Pittsburgh, Pennsylvania 15203

      Re: COGNITION THERAPEUTICS INC
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted June 23, 2021
          CIK No. 0001455365

Dear Ms. Ricciardi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement, Submitted June 23, 2021

Summary, page 1

1.   We note your response to our prior comment number 3. Please revise your disclosure and the pipeline table and disclosure to name the last two candidates in the pipeline table or remove them from the pipeline table.

<u>Management's Discussion and Analysis of Financial Condition and Results Of Operations</u>
<u>Contractual Obligations, page 88</u>

2.   We note that you have not included your Simple Agreements for Future Equity or
        convertible notes in your contractual obligations table as of March 31, 2021. Please
        explain to us why these obligations were not included in your table or revise your
        disclosure to include these obligations.

        You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please
contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Rachael M. Bushey, Esq.